Exhibit 99.1

LOBO TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of
	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$980,746	$908,341
Accounts receivable, net	3,922,979	3,107,520
Inventories, net	10,221,788	9,698,754
Short-term investments	49,962	747,709
Prepaid expenses and other current assets	3,281,862	3,366,882
Total current assets	18,457,337	17,829,206
Property and equipment, net	1,106,184	1,097,411
Intangible assets, net	121,037	308,553
Operating lease right-of-use assets, net	796,351	1,014,161
Long-term loan receivable	850,000	-
Deferred tax assets	182,882	247,309
Total Assets	21,513,791	20,496,640

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,455,864	$1,768,339
Contract liability	3,239,888	2,067,018
Other current payables	718,523	3,360,773
Taxes payable	1,739,791	1,414,938
Amounts due to related parties	163,625	38,564
Short-term loans	4,540,378	2,968,491
Operating lease liabilities, current	1,451,725	1,233,892
Total current liabilities	13,309,794	12,852,015
Long-term loan	14,990	95,441
Deferred tax liabilities	7,964	151,308
Operating lease liabilities, non-current	200,306	410,572
Total liabilities	13,533,054	13,509,336

Commitments and contingencies	-	-

Equity:
Class A Ordinary shares (US$0.001 par value per share; 90,000,000 and 90,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 10,711,618 and 8,838,194 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	10,712	8,839
Class B Ordinary shares (US$0.001 par value per share; 10,000,000 and 10,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 3,730,320 and 3,730,320 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	3,730	3,730
Additional paid-in capital	12,624,147	10,804,674
Accumulated deficit	(4,873,449)	(3,795,004)
Accumulated other comprehensive income/(loss)	51,153	(199,379)
Statutory reserve	164,444	164,444
Total shareholders’ equity	7,980,737	6,987,304

Total Liabilities and Equity	$21,513,791	$20,496,640

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-1

LOBO TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars except for number of shares)

	Six Months Ended June 30,
	2026	2025
Revenues	$14,586,984	$12,091,762
Cost of revenues	12,661,580	10,149,305
Gross Profit	1,925,404	1,942,457

Operating expenses
Selling and marketing expenses	423,358	338,080
General and administrative expenses	796,048	1,701,458
Research and development expenses	1,320,313	1,053,921
Total operating expenses	2,539,719	3,093,459

Operating loss	(614,315)	(1,151,002)

Other (expenses)/income
Interest expense	(60,464)	(1,437,601)
Gain on disposal of subsidiaries	-	50,545
Other (expenses)/income	(478,784)	86,714
Total other (expenses)/income, net	(539,248)	(1,300,342)

Loss before income tax expense	(1,153,563)	(2,451,344)
Income tax (benefit)/expense	(75,118)	170,825
Net Loss	(1,078,445)	(2,622,169)

Net Loss	(1,078,445)	(2,622,169)
Foreign currency translation adjustments	250,532	176,222
Total comprehensive loss	(827,913)	(2,445,947)

Net loss per share, basic and diluted	$(0.07)	$(0.28)
Weighted average shares outstanding, basic and diluted	14,678,842	9,368,223

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars except for number of shares)

	Common stock		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive	Total shareholders’
	Share	Amount	capital	reserves	deficit)	loss	equity
Balance as of December 31, 2024	8,630,000	8,630	8,781,273	464,637	644,930	(577,762)	9,321,708
Common stock issued for conversion of convertible notes	2,762,744	2,763	1,379,901				1,382,664
Common stock issued for services	500,000	500	354,450				354,950
Net loss					(2,622,169)		(2,622,169)
Appropriation to statutory reserves				114,756	(114,756)		-
Foreign currency translation adjustments						176,222	176,222
Disposal of subsidiary			(736,568)	(300,193)	1,036,761		-
Balance as of June 30, 2025	11,892,744	11,893	9,779,056	279,200	(1,055,234)	(401,540)	8,613,375

	Class A		Class B		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	deficit	loss	equity
Balance as of December 31, 2025	8,838,194	8,839	3,730,320	3,730	10,804,674	164,444	(3,795,004)	(199,379)	6,987,304
Issuance of Class A ordinary shares and warrants, net of offering costs	1,273,424	1,273			1,819,473				1,820,746
Pre-Funded Warrant exercise	600,000	600							600
Net loss							(1,078,445)		(1,078,445)
Foreign currency translation adjustments								250,532	250,532
Balance as of June 30, 2026	10,711,618	10,712	3,730,320	3,730	12,624,147	164,444	(4,873,449)	51,153	7,980,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

LOBO TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD)

	For the six months ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,078,445)	(2,622,169)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	284,556	364,331
Common stock issued for services	-	354,950
Investment loss/(income)	389,239	(20,113)
Gain on disposal of subsidiaries	-	(50,545)
Amortization of Convertible Note issuance cost and debt discount upon conversion	-	1,421,069
Amortization of operating lease right-of-use assets	246,095	-
Changes in Operating Assets and Liabilities
Accounts receivable, net	(1,702,930)	(952,628)
Inventories, net	(223,173)	(1,726,797)
Prepaid expenses and other current assets	172,286	3,358,866
Deferred tax asset	71,197	-
Deferred tax liabilities	(146,315)	-
Accounts payable	(359,867)	(648,149)
Advance from customers	1,097,007	(1,212,522)
Other current payables	(2,698,280)	(14,258)
Taxes payable	278,306	364,118
Operating lease Liabilities	(42,362)	170,091
Net cash used in operating activities	(3,712,686)	(1,213,756)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investment	(810,815)	(551,526)
Sales of short-term investment	1,134,125	571,639
Proceeds from disposal of subsidiaries	-	206,822
Purchase of property and equipment	(51,475)	(95,215)
Payments for loans advanced to third parties	(850,000)	-
Net cash (used in)/provided by investing activities	(578,165)	131,720

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A ordinary shares and warrants	1,820,746	-
Proceeds from exercise of Pre-Funded Warrants	600
Proceeds of interest-free loan from related parties	1,677,783	382,484
Repayments of interest-free loan to related parties	(576,221)	(1,180,782)
Proceeds from short-term loan	2,185,824	1,481,385
Repayments of short-term loans	(728,608)	-
Repayments of long-term loans	(75,448)	(71,389)
Net cash provided by financing activities	4,304,676	611,698
		-
Effect of exchange rate changes on cash and cash equivalents	58,580	4,959

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	72,405	(465,379)
CASH AND CASH EQUIVALENTS , beginning of period	908,341	1,889,590
CASH AND CASH EQUIVALENTS, end of period	980,746	1,424,211

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	4,200	-
Interest	72,686	(26,741)

NON-CASH TRANSACTIONS
Common stock issued upon conversion of debt and accrued interest		1,382,664
Offsetting of the consideration receivable from disposal of subsidiary against other current payables		3,515,981
Offsetting of account receivables against amounts due to related parties	976,335	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

LOBO TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

LOBO TECHNOLOGIES LTD. (“LOBO”) was incorporated as a business company under the laws of the British Virgin Islands on October 25, 2021. LOBO does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and its subsidiaries in Hong Kong, the United States and Kenya. LOBO and its subsidiaries are hereinafter collectively referred to as “the Company”. LOBO is an innovative electric vehicles manufacturer and seller. It is a high-tech company specializing in manufacturing a wide range of eco-friendly electric vehicles and home-used robotic products through its wholly-owned subsidiaries. In 2026, the Company commenced an AI infrastructure services business by providing customers with access to third-party large language model application programming interface (“API”) computing resources.

The consolidated financial statements reflect the activities of LOBO and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
LOBO TECHNOLOGIES LTD (LOBO BVI)	October 2021	BVI	100%	Holding company
LOBO Holdings Ltd (LOBO HK)	November 2021	HK	100%	Investment holding company
LOBO MATRIX INVEST LTD (LOBO MATRIX)	September 2024	BVI	100%	Investment holding company
LOBO Scientific INC. (LOBO Scientific)	November 2024	U.S.	100%	Investment holding company
Jiangsu LOBO Electric Vehicle Co. Ltd (Jiangsu LOBO)	November 2021	PRC	100%	WFOE, a holding company
Tianjin LOBO Intelligent Robot Co., Ltd (Tianjin LOBO)	October 2021	PRC	100%	Production of electric bicycles, urban tricycles and elderly scooters
Tianjin Bibosch Intelligent Technologies Co., Ltd (Tianjin Bibosch)	March 2022	PRC	100%	Foreign sales of e-bicycle and UVT
Wuxi Zella Technology Trading Co., Ltd. (Wuxi Zella)	August 2024	PRC	100%	Trade agency company
Dezhou LOBO Intelligent Manufacturing Co., Ltd. (Dezhou LOBO)	April 2025	PRC	100%	Manufacture and Sale of General Equipment
LOBO (Hangzhou) Data Service Co., Ltd.	December 2025	PRC	100%	Data Technology Services
LOBO TECHNOLOGIES (KENYA) LIMITED	May 2026	Kenya	100%	Investment holding company

F-5

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of LOBO, and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 and notes thereto and other pertinent information contained in our Annual Report on Form 20-F as filed with the SEC.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including credit loss, the useful lives of property and equipment, impairment of short-term investments, and long-lived assets, valuation allowance for deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

(c) Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Consolidated Balance Sheets amounts, with the exception of equity, on June 30, 2026 and December 31, 2025 were translated at RMB6.7851 to $1.00 and RMB6.9931 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Comprehensive Income and Cash Flows for the six months ended June 30, 2026 and 2025 were RMB6.8624 to $1.00 and RMB7.2526 to $1.00, respectively.

(d) Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable and other current payables. Short-term investments are recorded at fair value, based on Level 1 inputs as of June 30, 2026 and December 31, 2025.

Short-term investments

Short-term investments include investment in publicly traded stocks as of June 30, 2026 and December 31, 2025. The publicly traded stocks have readily determinable fair values, and are recorded at fair value with changes in fair value recorded in other income in the consolidated statement of operations and comprehensive income.

For the six month ended June 30, 2026 and 2025, the Company did not record any impairment on the short-term investment.

	As of June 30, 2026				As of December 31, 2025
	Fair Value Measurements				Fair Value Measurements
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Publicly traded stocks	49,962	-	-	49,962	747,709	-	-	747,709
Total	49,962	-	-	49,962	747,709	-	-	747,709

As of June 30, 2026, the fair value of the publicly traded stocks was $49,962 with a cost of 46,698, resulting an unrealized gain of $3,264.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f) Accounts receivable

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable future forecast, and changes in its customer payment patterns, and the allowance for credit losses assessed to be immaterial as of June 30, 2026 and December 31, 2025.

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g) Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the six months ended June 30, 2026 and 2025.

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

(i) Intangible Assets

We purchase software from third parties and recorded the cost in intangible assets on the consolidated balance sheets.

We amortize the purchased software on a straight-line basis over their estimated useful lives, which is typically 3 years. Amortization expense  is included in research and development expenses and general and administrative expenses on the statements of operations and totaled $194,756 and $315,320 for the six months ended June 30, 2026 and 2025, respectively. We evaluate the purchased software for impairment and did not record impairment losses for the six months ended June 30, 2026 and 2025. Refer to Note 8 – Intangible Assets for additional information regarding our purchased software.

F-8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(j) Capitalized Software Development Costs

In accordance with ASC 350-40, Internal-Use Software, the Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project stage is completed, and it is probable that the software will be used as intended, until the software is available for general release. Capitalized software costs primarily include external direct costs of materials and services utilized in developing or obtaining computer software.

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 8 - Intangible Assets for additional information regarding our capitalized software development costs.

(k) Impairment of Long-lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the six months ended June 30, 2026 and 2025.

(l) Value Added Tax

LOBO’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(m) Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from January 1, 2019 and used the modified retrospective method for the revenue from sales of self-manufactured e-bicycles.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of electric vehicles and accessories

The Company sells electric vehicles and accessories products to customers across the world. The transaction price in the contract is fixed and reflected in the sales invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

F-9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns, the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the six months ended June 30, 2026 and 2025 for the electric vehicles and accessories segment.

Revenue from AI infrastructure services

In 2026, the Company commenced an AI infrastructure services business by providing customers with access to third-party large language model API computing resources. Revenue is recognized at a point in time when the related product keys are delivered to and accepted by the customer, at which time control transfers to the customer. The Company recognizes such revenue on a gross basis as it acts as the principal in the arrangement, including controlling the API computing resources before transferring to the customer, bearing the risk associated with unused resources, and having discretion in establishing the selling price.

The Company purchases third-party API computing resources, which represent contractual rights to access and consume cloud computing services rather than tangible products and therefore do not qualify as inventory under ASC 330. In accordance with ASC 340-10-05-4, such pre-purchased API computing resources are initially recorded as prepaid expenses within other current assets and are recognized as cost of services as the related resources are transferred to customers and the corresponding revenue is recognized.

Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to payment.

A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract.

The Company has no contract assets as of June 30, 2026 and December 31, 2025.

A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. Contract liabilities primarily consist of advances from customers. As of June 30, 2026 and December 31, 2025, the Company recognized advances from customers amounted to $3,239,888 and $2,067,018, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $1,579,660and $1,143,860 for the six months ended June 30, 2026 and 2025, respectively.

(n) Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D expenses primarily consist of material costs. R&D expenses were $1,320,313 and $1,053,921 for the six months ended June 30, 2026 and 2025, respectively.

(o) Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

F-10

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,739). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(p) Segment Reporting

The Company operates and manages its business through two operating segments: (1) electric vehicles and accessories sales, and (2) AI infrastructure services. The electric vehicles and accessories sales segment primarily manufactures and sells electric vehicles and related accessories to customers. The AI infrastructure services segment primarily generates revenue from AI infrastructure services.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”). The CODM regularly reviews the financial performance of each operating segment and uses different performance measures for each segment based on the nature and stage of development of the respective businesses. For the electric vehicles and accessories sales segment, the CODM primarily uses segment net income to evaluate the segment’s financial performance and to make decisions regarding resource allocation. For the AI infrastructure services segment, the CODM primarily uses gross profit as the performance measure because the segment is in the early stages of commercialization. Gross profit is defined as revenue less cost of revenues.

These measures are also considered by the CODM in determining whether to allocate or reinvest resources between the segments, including for potential acquisitions or other strategic investments, or to distribute profits to shareholders through dividends. In addition, the CODM considers these measures in evaluating the Company’s competitive position and benchmarking the performance of each segment against relevant competitors.

As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(q) Net Income Per Share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of Common stock outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(r) Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

F-11

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(s) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(t) Stock-based Compensation

The Company periodically issues shares of its common stock as compensation for services received from its consultants. The fair value is measured on the grant date based on the market price. The fair value amount is recognized as expense when services are required to be provided in exchange for the award. Stock-based compensation expense is recorded in the same expense classifications in the consolidated statements of operations as if such amounts were paid in cash.

(u) Leases

On January 1, 2019, the Company adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheets a lease liability and a corresponding right-of-use asset, including for those leases that the Group currently classifies as operating leases. The right-of-use asset and the lease liability were initially measured using the present value of the remaining lease payments.

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company’s secured incremental borrowing rate.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses, cost of revenue in the Company’s consolidated statements of operation and comprehensive income.

(v) Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

F-12

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In July 2025, the FASB issued ASU 2025-05, Credit Losses (Topic 326): Simplifications to the Accounting for Short-Term Receivables and Contract Assets. The update introduces practical expedients that allow entities to simplify the estimation of expected credit losses for accounts receivable and contract assets by permitting certain assumptions regarding current conditions and expectations of future economic conditions. The amendments are intended to reduce the complexity and cost of applying the current expected credit loss model for short-term financial assets. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements. The Company does not currently expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the six months ended June 30, 2026 and 2025, respectively:

	For the six months end June 30,
	2026	2025
Revenues
Electric vehicles and accessories sales	$13,082,963	$12,091,762

AI infrastructure services	1,504,021	-

Total revenues accounted for under ASC Topic 606	$14,586,984	$12,091,762

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Cost of electric vehicles and accessories revenues consist primarily of cost of products, labor cost, and other overhead expenses. Cost of AI infrastructure service consist primarily of API computing resources cost. The following table identifies the disaggregation of the Company’s cost of revenues for the six months ended June 30, 2026 and 2025, respectively:

	For the six months end June 30,
	2026	2025
Cost of revenues
Electric vehicles and accessories	$11,407,537	$10,149,305
AI infrastructure services	1,254,043	-

Total cost of revenues	$12,661,580	$10,149,305

F-13

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following, and the Company determined that based on the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable forecast and changes in its customer payment patterns, the allowance for credit losses assessed to be immaterial.

	As of
	June 30, 2026	December 31, 2025
Accounts receivable	$3,922,979	$3,107,520

5. INVENTORIES, NET

Inventories consisted of the following:

	As of
	June 30, 2026	December 31, 2025
Finished goods(1)	$5,132,823	$6,269,573
Raw materials(2)	5,088,965	3,429,181
Total Inventory	$10,221,788	$9,698,754

(1)	Finished goods includes electric vehicles and accessories.

(2)	Raw materials mainly include parts, and battery cells.

Based on historical observations, the write-downs were immaterial to be recognized for the inventories for the six months ended June 30, 2026 and for the year ended December 31, 2025.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	June 30, 2026	December 31, 2025
Prepayment to vendors	$2,437,313	$2,588,734
VAT input tax	486,247	511,027
Rent deposit	149,356	107,952
Prepaid service fees	174,136	95,680
Advances to non-director/officer employees	11,051	58,633
Others	23,759	4,856
Prepaid expenses and other current assets	$3,281,862	$3,366,882

F-14

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	June 30,	December 31,
	2026	2025
Production line for e-bicycles	$1,276,700	$1,202,605
Furniture, fixtures and office equipment	74,914	58,395
Vehicles	134,854	117,258
	1,486,468	1,378,258
Less: accumulated depreciation	(380,284)	(280,847)
Property and equipment, net	$1,106,184	$1,097,411

For the six months ended June 30, 2026 and 2025, depreciation expense amounted to 89,800 and $49,011, respectively.

8. INTANGIBLE ASSETS, NET

Intangibles, net consisted of the following:

	As of
	June 30,	December 31,
	2026	2025
Purchased software	$752,760	$730,370
Capitalized software development costs	1,544,157	1,498,228
	2,296,917	2,228,598
Less: accumulated amortization	(2,175,880)	(1,920,045)
Intangible assets, net	$121,037	$308,553

In the software development process, once the preliminary project stage was completed and management committed to funding the software through completion and the software will be used to perform the function intended, the application development stage started. In accordance with ASC 350-40-25, the software development costs incurred in the application development stage were capitalized, and the costs incurred in the preliminary project stage were expensed.

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years.

For the six months ended June 30, 2026 and 2025, amortization expense amounted to $194,756 and $315,320 . The Company did not recognize impairment loss for the six months ended June 30, 2026 and 2025.

The following summarizes total future amortization expenses of the purchased software at June 30, 2026:

Twelve months period ended June 30 ,
2027	120,138
2028	278
2029	173
2030	173
2031 and after	275
Total future amortization expense	121,037

F-15

9. OTHER CURRENT PAYABLES

Other current payables consisted of the following:

	As of
	June 30, 2026	December 31, 2025
Employee compensation payable	$131,335	$202,407
Interest payable	6,413	4,961
Other unit payments payable(1)	568,774	3,151,509
Others	12,001	1,896
Total other current payables	$718,523	$3,360,773

(1)	Other unit payments payable primarily consist of loans due to Wuxi Jinbang, Beijing Lobo and Xia Xing.

Beijing Lobo was formerly a subsidiary of the Company and was disposed of on April 21, 2025. As of June 30, 2026 and December 31, 2025, the outstanding balance of interest-free intercompany fund borrowings prior to disposal amounted to $568,774 and $2,307,686.

Xia Xing was formerly the legal representative and shareholder of Wuxi Jinbang, which was disposed of on December 30, 2024. As of June 30, 2026 and December 31, 2025, the outstanding balance of interest-free intercompany fund borrowings prior to disposal amounted to $nil and $843,825.

10. TAXES PAYABLE

Taxes payable consisted of the following:

	As of
	June 30,	December 31,
	2026	2025
Income tax payable	$290,760	$282,437
VAT Payable	1,238,864	960,155
Other tax payable	210,167	172,346
Total tax payable	$1,739,791	$1,414,938

11. OPERATING LEASE LIABILITIES AND RIGHT OF USE ASSETS

Operating Leases

The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates.

The Company has made operating lease payments in the amount of $68,333 and $45,511 during the six months ended June 30, 2026 and 2025. Rent expense charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the six months ended June 30, 2026 and 2025, the Company incurred operating lease expense amounted to $262,986 and $232,535, respectively.

Operating lease liabilities consist of:

	As of
	June 30,	December 31,
	2026	2025
Current portion	$1,451,725	$1,233,892
Long term portion	200,306	410,572
Total operating lease liabilities	$1,652,031	$1,644,464

The following summarizes total future minimum operating lease payments at June 30, 2026:

Twelve months period ended June 30,
2027	$1,474,802
2028	156,848
2029	51,480
Total minimum lease payments	1,683,130
Less: present value discount	(31,099)
Present value of minimum lease payments	1,652,031

As of June 30, 2026 and December 31, 2025, the weighted average discount rate for these leases is 4.67% and 4.67%, and the weighted average remaining term is 23 months and 28 months, respectively.

F-16

12. BANK LOANS

Long-term line of credit

In September 2024, the Company’s subsidiary, Tianjin Lobo entered into a line of credit agreement of $410,998 (RMB3,000,000) with a financing company at an annual interest rate of 8.89%. The Company pays principal and interest monthly, and the credit agreement expires on August 31, 2027. $163,140 and $151,429 of the principal is classified as short-term, and $14,990 and $95,441 of the principal is classified as long-term as of June 30, 2026 and December 31, 2025.

Short-term line of credit

In 2025, the Company’s subsidiaries, Jiangsu Lobo and Tianjin Lobo entered into one-year line of credit agreements and have drawn a total of $2,817,062 (RMB19,700,000) with multiple banks in PRC at annual interest rates between 2.7% and 3.45%. The Company pays interest monthly or quarterly, and pays principal when each tranche of the borrowings expires between April and December of 2026. All of the principal of $2,817,062 are classified as short-term as of December 31, 2025. In April.2026, $728,608 (RMB5,000,000) of the 2025 Short-term line of credit was due and paid off.

In 2026, the Company’s subsidiaries, Jiangsu Lobo and Tianjin Lobo entered into one-year line of credit agreements and have drawn a total of $2,185,824 (RMB15,000,000) with multiple banks in PRC at annual interest rate of 2.8%. The Company pays interest monthly, and pays principal when each tranche of the borrowings expires between January and March of 2027.

Short-term and long-term loans consisted of the following as of June 30, 2026 and December 31, 2025:

	As of June 30,	As of December 31,
	2026	2025
Short-term loans	$4,377,238	$2,817,062
Current portion, Long-term loans	163,140	151,429
Total Short-term	4,540,378	2,968,491
Non-current portion, Long-term loans	14,990	95,441
Total	$4,555,368	$3,063,932

Short-term loans consisted of the following as of June 30, 2026:

Bank Name	Amount-RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing Co., Ltd., Wuxi Branch	4,000,000	589,528	2025/9/25	2026/9/23	3.10%
China Construction Bank Corporation, Tianjin Wuqing Sub-branch	5,000,000	736,909	2025/7/8	2026/7/8	3.45%
Industrial and Commercial Bank of China Limited, Wuxi Xishan Sub-branch	2,200,000	324,240	2025/12/30	2026/12/30	2.70%
Agricultural Bank of China Limited, Wuxi Liangxi Sub-branch	3,500,000	515,836	2025/12/27	2026/10/25	3.05%
Bank of China Limited, Tianjin Wuqing Sub-branch	10,000,000	1,473,816	2026/1/5	2027/1/5	2.80%
Bank of China Limited, Wuxi Huishan Sub-branch	5,000,000	736,909	2026/3/30	2027/3/17	2.80%
Total	29,700,000	4,377,238

The following is a maturity analysis of long-term loans as of June 30, 2026:

	RMB	USD
Twelve months period ended June 30,
2027	1,106,919	163,140
2028	101,710	14,990
Total long-term loans	1,208,629	$178,130

For the six months ended June 30, 2026 and 2025, the Company recorded interest expenses of $73,972 and $27,833, respectively.

F-17

13. CONVERTIBLE NOTE

On December 10, 2024, the Company entered into a securities purchase agreement (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor (i) an unsecured convertible note (“Convertible Note”), in the principal amount of $1,635,000, bearing interest at a rate of 7% per annum and having a term of one year after the purchase price of the Convertible Note is delivered by the Investor to the Company with an aggregate original issue discount of US$135,000, and (ii) 850,000 shares of ordinary shares (“Pre-Delivery Shares”) of the Company in aggregate at a price of $0.001 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Convertible Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of conversion shares and Pre-Delivery Shares, until the Outstanding Balance (the principal amount plus accrued but unpaid interest, collection and enforcements costs incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges incurred under this Convertible Note as of any date of determination) has been paid in full, at its election, to convert all or any portion of the Outstanding Balance into ordinary shares at a conversion price equal to the lower of (a) 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion; and (b) the fixed price of $4.00 per share, subject to the restriction of the floor price of $1.00 per share for the possible future conversions into ordinary shares. Upon the occurrence of an Event of Default, Holders may accelerate this Note with the Outstanding Balance becoming immediately due and payable in cash, and interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law (“Default Interest”).

As of December 31, 2025, the Company completed the full settlement of its outstanding convertible debt through conversion into shares of its ordinary shares. Company issued 2,688,514 shares of Class A ordinary shares upon conversion of all outstanding principal of $1,635,000 and accrued interest of $52,108 (total $1,687,108), and the corresponding debt discount of $1,634,150 was amortized into interest expense.

The Company accounted for the conversion of its convertible debt in accordance with ASU 2020-06. Upon conversion, the carrying amount of the debt, including any unamortized discount or premium and deferred issuance costs, was derecognized.

During the six months ended June 30, 2025, the Company issued 2,762,744 Class A ordinary shares upon conversion of $1,382,664 convertible debt principal and accrued interest, and the corresponding debt discount of $1,421,069 was amortized into interest expense.

The amortized cost of the Convertible Note consisted of the following:

Convertible Note Principal- Issued in November 2024	$1,635,000
Debt issuance discount	(135,000)
Debt discount of fair value for pre-delivery Shares	(1,499,150)
Interest accrued	11,970
Convertible Notes Principal and accrued interest as of December 31, 2024	12,820

Amortization of debt discount and fair value for pre-delivery shares	1,421,069
Principal and accrued interest converted into Common stock	(1,382,664)
Convertible Notes Principal and accrued interest as of June 30, 2025	$51,225

14. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the six months ended June 30, 2026 and 2025:

	Name	Relationship
(a)	Huiyan Xie	COO of the Company/15.00% of votes of the Company
(b)	Huajian Xu	CEO of the Company/72.44% of votes of the Company

Amounts due to related parties

As of June 30, 2026 and December 31, 2025, amounts due to related parties, consisted of the following:

	December 31, 2025	Borrowed	Repaid	Exchange Rate Translation	Set-off of Debts	Disposal of Subsidiaries	June 30, 2026
Amounts due to related parties
(a) Huiyan Xie	990	1,601,738	(572,689)	96	(976,335)	-	53,800
(b) Huajian Xu	37,574	76,045	(3,532)	(262)	-	-	109,825
Total amounts due to related parties	$38,564	$1,677,783	$(576,221)	$(166)	$(976,335)	$-	$163,625

Both balances represented interest-free loans payable to shareholders.

F-18

15. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to with holdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2026 and 2025. Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2026 and 2025.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

U.S.

For entities operating in Delaware with a physical presence, the effective rate includes the State of Delaware corporate income tax rate of 8.7%. The U.S. federal corporate income tax is charged at a flat rate of 21%. The Company’s U.S. subsidiaries are taxed at the combined statutory income tax rate.

Composition of loss before income tax for the periods presented by jurisdictions is as follows:

	For the six months ended June 30,
	2026	2025
Chinese Mainland	$(898,382)	$310,715
Other jurisdictions	(255,181)	(2,762,059)
Total	$(1,153,563)	$(2,451,344)

The components of the income tax provision are:

	For the six months ended June 30,
	2026	2025
Current income tax expense	$-	$170,825
Deferred income tax benefit	(75,118)	-
Total	$(75,118)	$170,825

The income tax provision is included in our consolidated statement of operations and comprehensive income.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the six months ended June 30,
	2026		2025
	Amount	Percent	Amount	Percent
Loss before income taxes	(1,153,563)		(2,451,344)
Income tax expense computed at PRC statutory income tax rate of 25%	(288,391)	25.0%	(612,835)	25.0%
Foreign tax effects	62,991	(5.5)%	690,514	(28.2)%
Nontaxable or nondeductible items	1,142	(0.1)%	238,417	(9.7)%
Other adjustments
Tax incentives relating to R&D expenditures	-	0.0%	(188,480)	7.7%
Effect of preferential tax of PRC subsidiary	107,236	(9.3)%	37,849	(1.5)%
Effect of deferred income tax arising from operating lease	(30,752)	2.7%	-	0.0%
Changes in valuation allowance	72,656	(6.3)%	5,360	(0.2)%
Income tax (benefit)/expense	(75,118)	6.5%	170,825	(6.9)%

The PRC statutory income tax rate was used because the majority of the Company’s operations are based in PRC.

The Company’s deferred tax assets and liabilities as of June 30, 2026 and December 31, 2025 are attributable to the following:

	As of
	June 30, 2026	December 31, 2025
Deferred tax assets:
Lease liability	$247,048	$245,571
Net operating loss carryforwards-PRC	269,395	156,031
Valuation allowance	(222,732)	(154,293)
Total deferred tax assets	293,711	247,309

Deferred tax liabilities
Right-of-use assets	118,793	151,308
Total deferred tax liabilities	118,793	151,308

Net deferred tax assets	182,882	96,001
Net deferred tax liabilities	7,964	-

F-19

15. INCOME TAXES – continued

The movement of valuation allowance provision for deferred tax assets is as follows:

	As of
	June 30, 2026	December 31, 2025
Balance as of January 1,	154,293	261,846
Current year addition	72,656	147,310
Write-off	(9,656)	(263,106)
Exchange rate effect	5,439	8,243
Balance as of June 30 and December 31,	222,732	154,293

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of June 30, 2026 and December 31, 2025, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of June 30, 2026 and December 31, 2025, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

The Company did not identify significant unrecognized tax benefits for the period ended June 30, 2026 and December 31, 2025. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2021 to 2025 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

16. EQUITY

(a) Ordinary shares and Additional Paid in Capital

During six months ended June 30, 2025, the Company issued 500,000 shares of Class A ordinary shares for financial consulting service at fair value of $354,950.

As disclosed in Note 13, during 2025, the Company issued 2,688,514 shares of Class A ordinary shares upon conversion of $1,687,108 convertible debt principal and accrued interest.

On March 30, 2026, the Company completed a public offering pursuant to which it issued 1,273,424 Class A ordinary shares, 2,648,143 pre-funded warrants (the “Pre-Funded Warrants”), 3,921,567 Series A warrants (the “Series A Warrants”) and 3,921,567 Series B warrants (the “Series B Warrants”) for aggregate gross proceeds of approximately $2.0 million. After deducting placement agent fees and other offering expenses, net proceeds from the issuance of shares of Class A ordinary in the offering were $1,820,746.

The Pre-Funded Warrants have an exercise price of $0.001 per Class A ordinary share, are immediately exercisable and remain outstanding until exercised in full. The Series A Warrants and Series B Warrants have an initial exercise price of $0.561 per Class A ordinary share, are immediately exercisable and expire two years from issuance. The Series B Warrants also provide for a zero cash exercise option pursuant to which a holder may receive up to five Class A ordinary shares for each Series B Warrant exercised without payment of an exercise price.

The Company determined that the Pre-Funded Warrants, Series A Warrants and Series B Warrants qualify for equity classification. Accordingly, the net proceeds from the offering were recorded within shareholders’ equity, with the par value of the Class A ordinary shares issued recorded as ordinary shares and the remaining net proceeds recorded as additional paid-in capital. The equity-classified warrants are not subsequently remeasured.

On June 24, 2026, HZ Global Inc. exercised 600,000 Pre-Funded Warrants at an exercise price of $0.001 per share. The Company received $600 in cash proceeds and issued 600,000 Class A ordinary shares upon such exercise. No gain or loss was recognized in connection with the exercise.

As of June 30, 2026, 2,048,143 Pre-Funded Warrants, 3,921,567 Series A Warrants and 3,921,567 Series B Warrants remained outstanding. The outstanding Series B Warrants may be exercised pursuant to the zero cash exercise option for up to 19,607,835 Class A ordinary shares.

(b) Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Net income after taxation can be made up for the cumulative prior years’ losses, if any before allocated to the “Statutory reserve”. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of June 30, 2026 and December 31, 2025, statutory reserve provided were $164,444 and $164,444, respectively.

F-20

17. CONCENTRATIONS

Concentrations of Credit Risk

As of June 30, 2026 and December 31, 2025, cash and cash equivalents balances in the PRC are $980,746 and $908,341, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by The People’s Bank of China (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $71,499). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of June 30, 2026 and December 31, 2025:

	As of
	June 30, 2026		December 31, 2025
		% of			% of
	Amount	Total	Amount		Total
A	$1,288,248	32.84%	$	*	* %
B	1,010,929	25.77%		1,430,091	46.02%
C	997,433	25.43%		*	* %
D	*	* %		408,501	13.15%
E	*	* %		320,316	10.31%
Total	$3,296,610	84.04%		$2,158,908	69.48%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026		2025
		% of			% of
Customer	Amount	Total	Amount		Total
A	$2,554,059	17.51%	$	*	*	%
B	1,887,253	12.94%		3,607,257	29.83%
C	1,504,021	10.31%		*	*	%
Total	$5,945,333	40.76%		$3,607,257	29.83%

The following table sets forth information as to each supplier that accounted for 10% or more of accounts payable as of June 30, 2026 and December 31, 2025:

	As of
	June 30, 2026			December 31, 2025
		% of				% of
Suppliers	Amount	Total		Amount		Total
A	$303,886	20.87%		$	*	* %
B	157,135	10.79%			*	* %
C	*	*	%		414,586	23.44%
D	*	*	%		338,416	19.14%
E	*	*	%		222,980	12.61%
Total	$461,021	31.66%			975,982	55.19%

*	represented the percentage below 10%

F-21

17. CONCENTRATIONS – continued

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026				2025
			% of			% of
Suppliers	Amount		Total		Amount	Total
A	$	*	*	%	$1,266,176	10.82%
Total	$	*	*	%	1,266,176	10.82%

*	represented the percentage below 10%

18. SEGMENT INFORMATION

The Company has two reportable segments: (1) electric vehicles and accessories sales and (2) AI infrastructure services. The Company’s reportable segments are based on the nature of the products and services offered and how management allocates resources and evaluates operating performance. During the six months ended June 30, 2026, the Company expanded its resource allocation strategy beyond electric vehicles and accessories sales to include AI infrastructure services, which is focused on providing cost-effective AI inference services compatible with a wide range of models for clients.

The Company’s Chief Executive Officer, Mr. Huajian Xu, serves as the chief operating decision maker (the “CODM”). The CODM regularly reviews the financial performance of each reportable segment and uses different performance measures based on the nature and stage of development of each business. For the electric vehicles and accessories sales segment, the CODM primarily uses segment net income to evaluate financial performance and make decisions regarding resource allocation. For the AI infrastructure services segment, the CODM primarily uses gross profit as the performance measure because the segment is in the early stages of commercialization and management focuses on product-level profitability in evaluating its operating performance. Gross profit is defined as revenue less cost of revenues.

The following table presents revenues, cost of revenues, operating expenses and income(loss) from operations data of the Company and its reportable segments for the six months ended June 30, 2026 and 2025. In 2025, the Company operated as a single segment (Electric vehicles and accessories sales).

	Six Months Ended June 30, 2026			Six Months Ended June 30, 2025
	Electric vehicles and accessories sales	AI infrastructure services	Consolidated	Consolidated
Revenues	$13,082,963	$1,504,021	$14,586,984	$12,091,762
Cost of revenues	11,407,537	1,254,043	12,661,580	10,149,305
Gross Profit	1,675,426	249,978	1,925,404	1,942,457

Operating expenses
Selling and marketing expenses	423,358	-	423,358	338,080
General and administrative expenses	796,048	-	796,048	1,701,458
Research and development expenses	1,320,313	-	1,320,313	1,053,921
Total operating expenses	2,539,719	-	2,539,719	3,093,459

(Loss) income from operations	$(864,293)	$249,978	$(614,315)	$(1,151,002)

19. SUBSEQUENT EVENTS

On July 8, 2026, the Company extended the maturity date of its borrowing from China Construction Bank Corporation, Tianjin Wuqing Sub-branch, in the principal amount of RMB 5,000,000 ($736,909), by one year from July 8, 2026 to July 3, 2027. The interest rate of 3.45% per annum and all other terms and conditions of the borrowing remained unchanged.

On August 5, Tianjin Lobo obtained a new loan of RMB 10,000,000 ($1,473,818) from Agricultural Bank of China, Tianjin Wuqing Sub-Branch, with an interest rate of 2.30% and a maturity date of August 3, 2027.

On August 19, Jiangsu Lobo made an early repayment of RMB 3,500,000 ($515,836) to Agricultural Bank of China Limited, Wuxi Liangxi Sub-branch. This repayment related to the short-term loan originally scheduled to mature on October 25, 2026.

On August 21, Jiangsu Lobo obtained a new loan of RMB 8,000,000 ($1,179,054) from Agricultural Bank of China Limited, Wuxi Liangxi Sub-branch, with an interest rate of 2.72% and maturing on August 18, 2027.

The Company has performed an evaluation of subsequent events through the date these financial statements were issued, and determined that, other than as discussed above, no events occurred that would have required adjustment or disclosure in the consolidated financial statements.

F-22